EXHIBIT 99.2

ACERGY S.A.
Société anonyme
412F, route d’Esch, L- 2086 Luxembourg
R.C.S. Luxembourg B43.172
(the “Company”)

Minutes of the Extraordinary General Meeting of the Shareholders of the
Company (the “Meeting”) held on 20 December 2010 at 12.00 p.m.

The Meeting was opened at 12 p.m.

The Meeting was presided by Maître Philippe Hoss, avocat à la Cour, residing in Luxembourg, (the “Chairman”).

The Chairman appointed as secretary Mrs Antonella Graziano, private employee, residing in Luxembourg, and as scrutineer Mrs Chantal Mathu, private employee, residing in Luxembourg.

The Chairman declared and the Meeting noted that:

I)
The present general meeting was convened by notices containing the agenda sent to shareholders by letter dated 29th November 2010 and published in the Mémorial of 2nd December 2010, number 2634 and 11th December 2010, number 2720 and in the "Luxemburger Wort" on 2nd December 2010 and 11th December 2010 according to the legal requirements as evidenced by the documents presented to the bureau of Meeting.

II)	In order to attend the present Meeting, the Common Shares represented complied with the legal and statutory requirements.

III)
The shareholders present or represented and the number of shares held by each of them are shown on an attendance list, signed ne varietur by the shareholders present or their proxyholders, the Chairman, the secretary and the scrutineer and shall remain attached together with the proxies to the present minutes. It results from the attendance list established and certified by the members of the bureau that 52,494,708 shares out of 194,953,972 shares in issue and 183,283,904 shares outstanding as at the record date are present or represented.

IV)	It results from the foregoing that the Meeting is validly constituted and can validly deliberate on the agenda.

V)	The agenda of the meeting is as follows:

AGENDA

To appoint Mr. Bob Long as an Independent Non-executive Director of the Company, to serve for an initial term commencing on and subject to Completion of the Combination and expiring at the Annual General Meeting to be held not less than 12 months after Completion.

After deliberation it was resolved at the majority stated under the resolution as follows:

SOLE RESOLUTION

The meeting resolved to appoint Mr. Bob Long as an Independent Non-executive Director of the Company, to serve for an initial term commencing on and subject to Completion of the Combination and expiring at the Annual General Meeting to be held in 2012.

For: 52,077,749  shares
Against: 276,470 shares
Abstentions : 140,489 shares

The resolution was thus adopted.

The meeting also noted and approved that when recording the issuance of the new shares in the Company to the Subsea 7 Inc. shareholders as a result of the implementation of the Combination, the board of directors of the Company is authorised and instructed to record the effectiveness of the corporate appointment approved by this Meeting.

There being no further business, the Meeting was thereupon closed.

Luxembourg, 20 December 2010

Chairman	Scrutineer	Secretary
_______________	_______________	_______________